[redacted]

04015567

SECU[…]MISSION
Washington, D.C. 20549

SEC MAIL RECEIVED SEP 01 2004 WASH. D.C. 155 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Drake Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 Devonshire street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee R. Forker, Jr. (617) 482-9880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Quin, Rickard, Lipshires & Grupp, LLP
(Name – *if individual, state last, first, middle name*)

1410 Providence Highway (Address) Norwood (City) MA (State) 02062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 08 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DRAKE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
Per Section 240.17a-5(e)(3)

YEAR ENDED JUNE 30, 2004

OATH OR AFFIRMATION

I, Lee R. Forker, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drake Securities Corp., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGUERITE M. McMULLEN
NOTARY PUBLIC
My Commission Expires Sept. 13, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

Drake Securities Corp.
185 Devonshire Street
Boston, MA 02110

To the Board of Directors:

We have audited the accompanying statement of financial condition of Drake Securities Corp. as of June 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Drake Securities Corp. as of June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Quin, Rickard, Lipshires & Grupp, LLP

QUIN, RICKARD, LIPSHIRES & GRUPP, LLP
Certified Public Accountants

August 11, 2004

DRAKE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

CURRENT ASSETS:		
Cash - checking account	$ 12,257	
Investments (at market value)	341,343	
Commissions receivable	11,214	
Prepaid expenses	1,897	
Total current assets		$ 366,711
TOTAL ASSETS		$ 366,711

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 517	
Total current liabilities		$ 517
STOCKHOLDERS' EQUITY:		
Common stock, no par value; authorized 12,500 shares; issued and outstanding 1,000 shares	10,000	
Retained earnings	356,194	
Total stockholders' equity		366,194
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 366,711

The accompanying notes are an integral part of the financial statements.